Q2 Earnings Report 2026: PERIOD ENDED JUNE 30, 2026

2 Cautionary Statement Regarding Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding Brightstar Lottery PLC’s (the “Company”) future financial and operating performance, strategic priorities and initiatives, business development, capital allocation, liquidity and leverage profile, contract opportunities, digital and iLottery expansion, product development, regulatory matters, and market opportunities. Forward-looking statements include, without limitation, statements regarding expected or reaffirmed FY’26 revenue, Adjusted EBITDA, cash from operations, net cash used in operating activities, capital expenditures, organic growth expectations, normalized free cash flows, as well as assumptions underlying such guidance, anticipated product sales trends, expected benefits from OPtiMa cost-savings initiatives, anticipated investments in growth initiatives, expected timing and execution of launches and expansions, anticipated shareholder returns, refinancing activities, and pro forma leverage and liquidity metrics. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “may,” “will,” “target,” “project,” “on track,” “reaffirm,” or similar expressions. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include, among others: changes in economic, competitive, regulatory, and political conditions; risks related to contract awards, renewals, and execution; reliance on regulatory approvals and timing; risks associated with digital execution, technology initiatives, and product development; inflationary pressures; interest rate and foreign exchange volatility; changes in consumer behavior; capital market conditions; and the risk factors described in the Company’s most recent Annual Report on Form 20-F and other filings with the SEC. Forward-looking statements speak only as of the date they are made. Except as required by law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Nothing in this presentation constitutes a profit forecast or should be relied upon as a guarantee of future performance. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to, nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly filed reports in their entirety and not to rely on any single financial measure. Adjusted EBIT represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, impairment losses, restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Management believes that Adjusted EBIT is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Adjusted EBIT margin represents Adjusted EBIT divided by revenue. Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Management believes that Adjusted EBITDA is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted- average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents held for sale. Cash and cash equivalents, including cash and cash equivalents classified as held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months prior to such date. Management believes that net debt leverage is a useful measure to assess the Company’s financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing the Company’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency is a non-GAAP adjustment to certain financial measures that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. Full Year 2026 Outlook The Company provides guidance of select information related to its financial and operating performance, and such measures may differ from year to year. The guidance is only an estimate of what the Company believes is realizable as of the date of this release. Actual results may vary from the guidance and the variations may be material. The Company undertakes no intent or obligation to publicly update or revise any of these projections, whether as a result of new information, future events or otherwise, except as required by law. A reconciliation of our forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measure cannot be provided without unreasonable effort. This is due to the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such a reconciliation to be prepared, for example, the provision for income taxes or net foreign gain/loss, as such items have not yet occurred, are out of our control, or cannot be reasonably predicted. BRIGHTSTAR EARNINGS REPORT – Q2’26

Contents 03 Appendix04 01 Strategy Update 02 Financial Results Q&A BRIGHTSTAR EARNINGS REPORT – Q2’263

01 Strategy Update

01 STRATEGY UPDATE BRIGHTSTAR EARNINGS REPORT – Q2’265 Better-than-expected Q2’26 Profit Performance Same-store sales up low single digits Strong cost discipline while investing in growth Returned $140M to shareholders YTD Good progress on strategic initiatives Significant cash generation; solid balance sheet & financial condition

01 STRATEGY UPDATE Core Growth Bolstered by Innovation, POS Expansion; Successful Contract Renewals Improve Long-term Visibility BRIGHTSTAR EARNINGS REPORT – Q2’266 SSS Q1’26 Q2’26 H1’26 Italy U.S. Instants & Draw Multi-state Jackpots Rest of World Total Instants & Draw Multi-state Jackpots 3.1% - - (0.9%) 5.8% 1.1% 1.2% (0.9%) 1.5% 1.1% 0.4% 11.1% 5.2% 1.5% 1.1% 11.1% 2.3% 0.5% 0.2% 4.7% 5.5% 1.3% 1.1% 4.7%

01 STRATEGY UPDATE 7 BRIGHTSTAR EARNINGS REPORT – Q2’26 23% 29% 11% Italy U.S. ROW Image of new digital POS signage ~23K Retailers Engaged for Digital Account Activation ~33K Italy POS Upgraded H1’26 iLottery Wagers Up 22% Robust iLottery Expansion & Important Italy B2C Digital Milestones

01 STRATEGY UPDATE 8 BRIGHTSTAR EARNINGS REPORT – Q2’26 Image of new digital POS signage Important Developments in Rest of World & Instant Ticket Services Double-digit Growth in Instant Ticket Unit Production in H1’26 Contract Extensions: Mauritius & Slovakia Launched! São Paulo, Brazil

01 STRATEGY UPDATE BRIGHTSTAR EARNINGS REPORT – Q2’269 Revenue, Profit & Cash Flow Poised to Inflect Increased contribution from growth initiatives Completion of Italy Lotto license payments Expect $400M+ of annual free cash flow* after 2025- 2028 CapEx cycle Commitment to growing shareholder returns Compelling valuation *A reconciliation of our forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measure cannot be provided without unreasonable effort. This is due to the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such a reconciliation to be prepared, for example, the provision for income taxes or net foreign exchange gain/loss, as such items have not yet occurred, are out of our control, or cannot be reasonably predicted. Before upfront license fees but after minority distributions

02 Financial Results

02 FINANCIAL RESULTS Wager-Based Service Revenue Growth Offset by UK Transition; Higher Non-Cash SRA Impacts Reported Revenue Amounts in $ millions, unless otherwise noted Total Instant Ticket & Draw Wager-based Revenue BRIGHTSTAR EARNINGS REPORT – Q2’2611 Revenue: Global SSS growth Favorable U.S. mix Higher hardware sales in PY Italy B2C digital growth 293 286 286 259 (13) 11 2 5 (8) (47) 219 3 221 79 76 77 631 581 584 Q2'25 U.K. Transition Instant Ticket & Draw U.S. MSJP Other Service Product Sales Upfront License Fee Amortization (SRA) Excluding FX FX Q2'26 RoW Italy U.S. & Canada H1’25 H1’26 1,214 (25) 25 2 18 (6) (89) 1,138 33 1,171

(60) (47) 102 42 (4) 56 23 Q2'25 Service Revenue Amortization Operational Drivers FX Tax Provision Other Q2'26 H1’25 H1’26 (52) (100) 63 147 61 - 119 274 15 7 283 3 286 Q2'25 UK Transition Service GM Product Sales GM Other Excluding FX FX Q2'26 1(14) H1’25 H1’26 524 (26) 25 - 23 546 27 573 02 FINANCIAL RESULTS 12 BRIGHTSTAR EARNINGS REPORT – Q2’26 Income from operations of $56M; Adjusted EBITDA* increased 4% to $286M, up 3% at constant currency (1) Does not impact adjusted EBITDA (2) Operational drivers includes gross profit, G&A, R&D, S&M & D&A (3) Other includes G&A, R&D & S&M *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details Amounts in $ millions, unless otherwise noted Total Service GM Growth drivers • Flow-through from SSS growth • OPtiMa cost efficiencies & expense recoveries • Continued improvement in effective tax rate (1) Profit Up on Disciplined Execution & Despite U.K. Transition (3) Non-cash FX impact on debt balances at the Parent (2) AEBITDA +11 Restructuring +15 Other -3 Discrete tax item +17 Offsets to growth • U.K. transition • Investments in growth initiatives • Increase to non-cash service revenue amortization (1) Income from Continuing Operations Adjusted EBITDA (2)

02 FINANCIAL RESULTS

Important Investments in Future Growth & Strong Shareholder Returns

($1,174M)/ $501M

H1'26 Cash from Operations including & excluding Lotto upfront license payment

$140M

YTD[1] Shareholder Returns

$232M

H1'26 CapEx

→ Final Lotto license payment of $1.67B made in April 2026; BRSL share $1.03B

→ Continued commitment to shareholder returns in YTD[1] period

- $85M in cash dividends
- $55M in share repurchases
- Nearly 9% LTM dividend yield[2]

→ Diluted EPS in H1'26 (reported & adjusted) includes service revenue amortization* of $0.47 per share compared to $0.22 per share in 2025

- FY'26 Adjusted EPS expected to include $0.94** per share of service revenue amortization compared to $0.50 per share in FY'25

[1] Includes share repurchases through August 3, 2026
[2] Based on closing share price on August 3, 2026
*Calculated net of tax and non-controlling interest
** Calculated based on the YTD weighted average diluted shares outstanding as of June 30, 2026, and assuming an FX rate of 1.17

13 BRIGHTSTAR EARNINGS REPORT - Q2'26

BRIGHTSTAR

14 Strong Balance Sheet & Credit Profile BRIGHTSTAR EARNINGS REPORT – Q2’26 02 FINANCIAL RESULTS Q2’26 Net debt leverage* 3.24x Liquidity of $1.7B post final Lotto license payment *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details ** Bank debt in 2031 is funds drawn on revolving credit facility; includes debt issuance costs Amounts in $ millions, unless otherwise noted - 228 228 228 456 604 570 750 570 750 2026 2027 2028 2029 2030 2031 2033 Bonds Bank Debt ** Debt Maturity Profile As of June 30, 2026

02 FINANCIAL RESULTS

Strategic Investments Position Brightstar for Durable Growth

~$50M Investment in Growth Initiatives In FY'26...

Italy B2C Expansion
iLottery & digital services

R&D
Technology products & services innovation roadmap

Project Costs
Supporting key contract renewals & instant ticket services

...Important Contributors to Medium-term Targets

15 BRIGHTSTAR EARNINGS REPORT – Q2'26

BRIGHTSTAR

02 FINANCIAL RESULTS

Accelerating & Upgrading OPtiMa Cost Savings to ~$100M by 2028

~$100M IN ANNUAL SAVINGS

OPtiMa Phase 3.1 (2025-2026)
~$50M
gross annualized savings vs. 2024

\+

OPtiMa Phase 3.2 (2026-2027)
~$30M
gross annualized savings vs. 2024

\+

OPtiMa Phase 3.3 (2027-2028)
~$20M
gross annualized savings vs. 2024

- → Right-sizing to align smaller footprint post sale of IGT Gaming, with focus on back-office optimizations
- → Will not impact customer-facing activities or compromise our superior customer service standards

- → Additional efficiencies targeting indirect costs across main operational areas
- → Back-end technology modernization, automation / digitalization

- → Focused on changes to management structure, including a reduction in executive & other senior leadership layers and the consolidation of similar functions
- → Optimization of global real estate footprint

16 BRIGHTSTAR EARNINGS REPORT – Q2'26

02 FINANCIAL RESULTS

Reaffirming FY'26 Revenue and Profit Outlook

Revenue	$2.50B - $2.55B
Adjusted EBITDA	$1.16B - $1.19B
Cash from Operations[(1)] including & excluding Lotto upfront license fee	~($900M)/$750M
CapEx[(1)]	~$450M - $475M

- → Total revenue includes >5% organic growth
  - ~$175M in incremental Italy Lotto-related service revenue amortization impacts reported growth
- → Adjusted EBITDA up as revenue growth & OPtiMa savings more than offset $50M investment in growth initiatives
- → Cash from operations includes $1.67B related to final Lotto license payment
- → CapEx reflects contractual obligations related to recent contract wins & extensions

[(1)] Reflects 100% consolidation of Italy joint venture; minority partner contributions representing their pro rata share are recorded in cash flows from financing activities

17 BRIGHTSTAR EARNINGS REPORT - Q2'26

BRIGHTSTAR

03 Q&A

04 Appendix

04 APPENDIX

Summary of Q2'26 Financial Results

(All amounts reflect continuing operations)	Quarter Ended June 30, 2026	2025	Y/Y Change	Constant Currency Change
GAAP Measures:				
Service revenue				
Instant ticket & draw wager-based revenue	517	516	-	(1)%
U.S. multi-state jackpot wager-based revenue	17	15	14%	14%
Upfront license fee amortization	(100)	(53)	NM	NM
Other	116	110	5%	5%
Total service revenue	550	588	(6)%	(7)%
Product sales	34	42	(20)%	(20)%
Total revenue	584	631	(7)%	(8)%
Income (loss) from continuing operations	56	(60)	NM	
Income (loss) from continuing operations margin	*9.6%*	*(9.5)%*	*NM*	
Diluted EPS	$0.18	($0.47)	NM	
Weighted average shares outstanding - diluted	186	204		
Non-GAAP Measures:				
Adjusted EBIT*	128	168	(24)%	(25)%
*Adjusted EBIT margin**	*21.9%*	*26.6%*	*(4.7pp)*	*(4.8pp)*
Adjusted EBITDA*	286	274	4%	3%
*Adjusted EBITDA margin**	*48.9%*	*43.5%*	*5.4pp*	*5.3pp*
Adjusted diluted EPS*	$0.11	$0.12	(8)%	

Note: EUR/USD FX daily average 1.16 in Q2'26 and 1.13 in Q2'25
Amounts in millions unless otherwise noted
**Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details*

20 BRIGHTSTAR EARNINGS REPORT - Q2'26

BRIGHTSTAR

04 APPENDIX H1’26 Revenue & Profit Profile 95% 5% Service Product Sales 48% 39% 13% U.S. & Canada Italy Rest of world 97% 3% Instant Ticket & Draw U.S. Multi-state Jackpots 10% 49% Income from continuing operations Adjusted EBITDA Revenue by Type Revenue by Geography Wager-based Revenue by Game Type Profit Margins BRIGHTSTAR EARNINGS REPORT – Q2’2621

Q2'26 Select Performance and KPI Data For the three months ended June 30, Constant 2026 2025 Y/Y Change Currency Change Revenue Service Instant ticket & draw wager-based revenue 517 516 —% (1)% U.S. multi-state jackpot wager-based revenue 17 15 14% 14% Upfront license fee amortization (100) (53) NM NM Other 116 110 5% 5% Total service revenue 550 588 (6)% (7)% Product sales 34 42 (20)% (20)% Total revenue 584 631 (7)% (8)% Income (loss) from continuing operations 56 (60) NM Adjusted EBITDA 286 274 4% 3% For the three months ended June 30, Constant 2026 2025 Y/Y Change Currency Change Revenue (by geography) U.S. & Canada 286 293 (2)% (2)% Italy 221 259 (15)% (15)% Rest of world 77 79 (2)% (4)% Total revenue 584 631 (7)% (8)% $ in millions except otherwise noted 22 BRIGHTSTAR EARNINGS REPORT – Q2’26 04 APPENDIX

Q2'26 Select Performance and KPI Data (1) Same-store sales represent the change in wagers recorded in lottery jurisdictions where Brightstar is the operator or facilities management supplier, using the same lottery jurisdictions and perimeter for comparisons between periods (2) Same-store revenue represents the change in same-store sales net of contract mix Same-store revenue growth (%) at constant currency (SSS growth plus impact of contract mix) (2) Same-store sales growth (%) at constant currency (wager-based growth) (1) Q2'26 Constant Q2'25 Constant Q2'26 Constant Q2'25 Constant Currency Change Currency Change Currency Change Currency Change Global Instant ticket & draw games 1.1% 2.6% 2.2% 2.5% U.S. multi-state jackpots 11.1% (34.5)% 13.9% (34.9)% Total 1.5% 0.3% 2.6% 0.9% U.S. Instant ticket & draw games 0.4% 0.6% 4.0% (0.6)% U.S. multi-state jackpots 11.1% (34.5)% 13.9% (34.9)% Total 1.1% (2.7)% 4.7% (4.3)% Italy Instant ticket & draw games 1.5% 3.7% 1.0% 3.6% Rest of world Instant ticket & draw games 5.2% 8.4% 2.5% 9.1% 23 BRIGHTSTAR EARNINGS REPORT – Q2’26 04 APPENDIX

04 APPENDIX

Income Statements

	For the three months ended June 30, 2026	2025	Y/Y Change	For the six months ended June 30, 2026	2025	Y/Y Change
Service revenue (includes amortization of upfront license fees)	550	588	(6)%	1,108	1,146	(3)%
Product sales	34	42	(20)%	63	68	(8)%
Total revenue	**584**	**631**	**(7)%**	**1,171**	**1,214**	**(4)%**
Cost of services (excluding Depreciation and amortization)	285	279		576	543	
Cost of product sales (excluding Depreciation and amortization)	25	34		48	54	
General and administrative	49	58		94	120	
Research and development	14	12		29	22	
Sales and marketing	32	30		66	63	
Depreciation and amortization	58	54		111	108	
Restructuring	6	21		6	21	
Interest expense, net	49	49		92	94	
Foreign exchange (gain) loss, net	(4)	99		(16)	131	
Other expense, net	6	5		10	11	
Income (loss) before provision for income taxes	**63**	**(10)**		**155**	**46**	
Provision for income taxes	7	50		36	97	
Income (loss) from continuing operations	**56**	**(60)**		**119**	**(52)**	
Less: Net income attributable to non-controlling interests from continuing operations	23	36		49	67	
Net income (loss) from continuing operations attributable to Brightstar Lottery PLC	**33**	**(96)**		**70**	**(119)**	
Income from discontinued operations	**—**	**40**		**—**	**92**	
Less: Net income attributable to non-controlling interests from discontinued operations	—	2		—	4	
Net Income from discontinued operations attributable to Brightstar Lottery PLC	**—**	**38**		**—**	**88**	
Net income (loss)	**56**	**(20)**		**119**	**40**	
Less: Net income attributable to non-controlling interests from continuing operations	23	38		49	71	
Net income (loss) attributable to Brightstar Lottery PLC	**33**	**(58)**		**70**	**(31)**	
Net income (loss) from continuing operations attributable to Brightstar Lottery PLC - diluted	**$0.18**	**$(0.47)**		**$0.37**	**$(0.59)**	
Adjusted EPS from continuing operations attributable to Brightstar Lottery PLC - diluted	**$0.11**	**$0.12**		**$0.24**	**$0.20**	

$ in millions except otherwise noted

24 BRIGHTSTAR EARNINGS REPORT - Q2'26

BRIGHTSTAR

Summarized Cash Flow Statements $ in millions For the three months ended June 30, For the six months ended June 30, 2026 2025 2026 2025 Net cash (used in) provided by operating activities from continuing operations (1,340) 288 (1,174) 473 Capital expenditures (121) (98) (232) (174) Free Cash Flow (1,461) 190 (1,406) 299 Cash flow provided by/(used in) discontinued operations 0 (11) 24 (127) Debt (repayment)/proceeds, net 389 596 273 799 Repurchases of common stock (14) 0 (45) 0 Shareholder dividends paid (43) (41) (85) (81) Minority distributions, net 459 (23) 457 (32) Other, net (30) (28) (129) (145) Other Investing/Financing Activities 762 494 495 414 Net Cash Flow (699) 684 (911) 712 Effect of exchange rates/other 4 39 (10) 58 Net Change in Cash and Restricted Cash (695) 723 (921) 771 25 BRIGHTSTAR EARNINGS REPORT – Q2’26 04 APPENDIX

For the three months ended June 30, For the six months ended June 30, 2026 2025 2026 2025 Income (loss) from continuing operations 56 (60) 119 (52) Provision for income taxes 7 50 36 97 Interest expense, net 49 49 92 94 Foreign exchange (gain) loss, net (4) 99 (16) 131 Restructuring 6 21 6 21 Stock-based compensation 7 5 14 12 Other expense, net 6 5 10 11 Adjusted EBIT 128 168 261 315 Income (loss) from continuing operations 56 (60) 119 (52) Provision for income taxes 7 50 36 97 Interest expense, net 49 49 92 94 Foreign exchange (gain) loss, net (4) 99 (16) 131 Depreciation 41 45 82 90 Amortization - service revenue (1) 100 53 201 101 Amortization - non-purchase accounting 16 7 26 14 Amortization - purchase accounting 1 2 3 4 Restructuring 6 21 6 21 Stock-based compensation 7 5 14 12 Other expense, net 6 5 10 11 Adjusted EBITDA 286 274 573 524 Cash flows from operating activities - continuing operations (1,340) 288 (1,174) 473 Capital expenditures (121) (98) (232) (174) Free Cash Flow (1,461) 190 (1,406) 299 $ in millions (1) Includes amortization of upfront license fees Reconciliation of Non-GAAP Financial Measures 26 BRIGHTSTAR EARNINGS REPORT – Q2’26 04 APPENDIX

04 APPENDIX

Reconciliation of Non-GAAP Financial Measures

All amounts from continuing operations	For the three months ended June 30, 2026			For the three months ended June 30, 2025		
	Pre-Tax Impact	Tax Impact [1]	Net Impact	Pre-Tax Impact	Tax Impact [1]	Net Impact
Reported EPS from continuing operations attributable to Brightstar Lottery PLC - diluted			0.18			(0.47)
Adjustments:						
Foreign exchange (gain) loss, net	(0.02)	—	(0.02)	0.48	(0.01)	0.49
Amortization - purchase accounting	0.01	—	0.01	0.01	—	0.01
Other non-recurring adjustments	0.00	—	0.00	0.01	—	0.01
Discrete Tax Items	0.00	0.09	(0.09)	—	—	—
Loss on the extinguishment of debt	0.01	—	0.01	—	—	—
Restructuring	0.03	0.01	0.02	0.10	0.03	0.07
Net adjustments			(0.07)			0.59
Adjusted EPS from continuing operations attributable to Brightstar Lottery PLC – diluted			**0.11**			**0.12**
Reported effective tax rate			11.5 %			(482.6) %
Adjusted effective tax rate			38.3 %			47.5 %
Adjusted EPS weighted average shares outstanding *(in millions)*			186 [2]			204 [2]

All amounts presented are in $
(1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
(2) Includes the dilutive impact of share-based payment awards

27 BRIGHTSTAR EARNINGS REPORT – Q2'26

BRIGHTSTAR

04 APPENDIX

Reconciliation of Non-GAAP Financial Measures

All amounts from continuing operations	For the six months ended June 30, 2026			For the six months ended June 30, 2025		
	Pre-Tax Impact	Tax Impact [1]	Net Impact	Pre-Tax Impact	Tax Impact [1]	Net Impact
Reported EPS from continuing operations attributable to Brightstar Lottery PLC - diluted			0.37			(0.59)
Adjustments:						
Foreign exchange (gain) loss, net	(0.09)	—	(0.09)	0.64	(0.03)	0.68
Amortization - purchase accounting	0.01	—	0.01	0.02	—	0.02
Discrete tax items	—	0.09	(0.09)	—	—	—
Loss on the extinguishment of debt	0.01	—	0.01	—	—	—
Restructuring	0.03	0.01	0.02	0.10	0.03	0.07
Other non-recurring adjustments	0.01	—	—	0.03	0.01	0.02
Net adjustments			(0.13)			0.79
Adjusted EPS from continuing operations attributable to Brightstar Lottery PLC - diluted			**0.24**			**0.20**
Reported effective tax rate			23.2 %			212.9 %
Adjusted effective tax rate			37.3 %			47.6 %
Adjusted EPS weighted average shares outstanding *(in millions)*			187 [2]			204 [2]

All amounts presented are in $
(1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
(2) Includes the dilutive impact of share-based payment awards

28 BRIGHTSTAR EARNINGS REPORT – Q2'26

BRIGHTSTAR